Miranda Gold Corp.

Unit 1 – 15782 Marine Drive

White Rock, B.C. V4B 1E6

Phone:  604-536-2711  Fax:  604-536-2788

April  12, 2011

To:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 7010

From:

MIRANDA GOLD CORP.

Unit 1 – 15782 Marine Drive

White Rock, British Columbia

Canada  V4B 1E6

Re:

Miranda Gold Corp.

Reponses to Staff Comments dated April 8, 2011

To Form 20-F for Fiscal Year Ending August 31, 2010

Filed December 16, 2010

File Number 000-27760

Ladies and Gentlemen:

Miranda Gold Corp. (the “Company”) filed a Form 20-F for the Fiscal Year Ending August 31, 2010 on December 16, 2010 and the staff of the Securities and Exchange Commission (the “SEC”) issued a comment letter dated April 8, 2011 (the “April Staff Comments”).  The April Staff Comments were a response to the Company’s response letter dated February 28, 2011 to comments issued by the SEC on February 3, 2011.

The following are the April Staff Comments and the Company’s responses thereto.  References to page numbers in this memorandum are to page numbers in the Company’s Form 20-F filed on December 16, 2010.

Form 20-F for Fiscal Year Ending August 31, 2010

Staff Comment No. 1:

Qualitative and Quantitative Disclosures about Market Risk, page 68

Please submit a draft amendment to your annual report on Form 20-F with your next reply, showing all revisions that you agreed to make in response to earlier comments and those necessary to resolve the issues raised in the additional comments in this letter.

Page 2 Miranda Gold Corp. April 12, 2011 response to the SEC

Company’s Response

We enclose a black-line amendment containing all the changes we agreed to make in response to the February comments and all the issues raised in the additional comments in the April Staff Comments.

Staff Comment No. 2:

We note your response to prior comment 8, identifying language in your Form 20-F acknowledging the general impermissibility of disclosing information in your filing about properties which you have no right to explore or mine.  We do not believe that including this language obviates our position or accommodates the disclosure you have made about properties other than your own.  We reissue prior comment 8.

Company’s Response

The Company has removed all references to properties which we have no right to explore or mine.  We have left the general disclaimer regarding the possibility that we may have made reference to properties which we have no right to explore or mine, however, we will remove that reference if so advised.

Staff Comment No. 3.

We have read the information provided in your response to prior comment 10, regarding your QA/QC protocols.  Please confirm that you will include this disclosure in your filing and tell us the specific location in which this will appear.

Company’s response:

We have added a general statement section beginning on page 32 that states:

Properties under third-party exploration funding agreements

Miranda applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a partner to fund the exploration of the project to earn a joint venture interest.  In some agreements Miranda receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

Miranda’s exploration funds are expended on generative exploration programs, principally in Nevada, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in note 6 of the audited consolidated financial statements for the year ended August 31, 2010.

The Company has little part in designing or directing the exploration program on each project or the timing of the program as it is up to the funding partner.

Page 3 Miranda Gold Corp. April 12, 2011 response to the SEC

Where Miranda does conduct generative exploration programs the QA/QC protocols for its generative exploration sample programs can be summarized as:

Rock, soil and stream sediment samples taken for Miranda’s project generative program are collected and bagged in the field and transported to either Miranda’s secure sample storage area or taken directly to ALS Chemex or SGS sample preparation facilities in Elko, Nevada.

All samples are fire assayed for gold and also analyzed for a 51 element package by a combination of ICP-MS and ICP-AES (Inductively Coupled Plasma with mass spectroscopy and atomic emission spectroscopy). Nominal prepped sample for gold fire assay fusion is a 30 gram pulverized sample weight. Nominal prepped sample for trace element ICP-ME and AES is a 250 gram pulverized (80 percent passing 75 microns) split from the original   sample for rocks and a 250 gram pulverized split after sieving sample to < 180 microns (80 mesh) for stream sediment and soil samples.  ICP-MS and AES trace element sample digestion is by aqua regia.  Detection limits are from 0.001 to 10 ppm for gold and variable for trace elements. Samples showing values above 10 ppm gold are routinely re-assayed.

A blank (zero gold value) and a standard (known gold value) sample is submitted for each grouping of thirty to fifty samples, and selected samples are reanalyzed when blanks or standard samples show a significant (20 percent with standards or 30ppb gold with blanks) variance from known values. Standard and blank check samples verify gold values but not trace element values. Duplicate samples are not submitted for surface samples.

Staff Comment No. 4.

We note your response to prior comment 12 pertaining to the historical information about mineralization on your properties.  Please identify the particular page numbers where your historical references will be cited and disclosed in your filing.

Company’s response:

We have amended the disclosure relating to the Company’s Ester Dome project where on page 44 it cites the historic district mining so that it now reads “The Fairbanks District has reportedly produced over 9.5 million ounces of alluvial gold. Internet sources (http://alaskaproducers.org/history-of-mining-in-alaska?showall=1) list historic placer and lode production of the Fairbanks District as 11.8 million ounces of gold.”

Closing Response

The Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 4 Miranda Gold Corp. April 12, 2011 response to the SEC

Please contact Doris Meyer at 604-536-2711, our Chief Financial Officer and Corporate Secretary with any questions regarding this response.  The Company awaits your instructions regarding the need to it to file an amended Form 20-F for the fiscal year ended August 31, 2010.

Yours truly,

MIRANDA GOLD CORP.

/s/ Ken Cunningham

Ken Cunningham

President and Chief Executive Officer